

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2014

Via E-mail
Todd A. Brooks
President and Chief Executive Officer
ZaZa Energy Corporation
1301 McKinney Street, Suite 2800
Houston, TX 77010

    Re: **ZaZa Energy Corporation**
            Amendment No. 1 to Registration Statement on Form S-3
            Filed January 31, 2014
            File No. 333-192257

Dear Mr. Brooks:

We have limited our review of your amendment to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-3

Exhibit 5.1

1.   We note that counsel has assumed that "(vii) any Indenture, Deposit Agreement, Warrant Agreement, Purchase Contract Agreement (each as defined below) or unit agreement will…constitute a valid and binding obligation of each party thereto other than the Company." However, this assumption does not appear to be appropriate with respect to the obligations of the Guarantors. Please obtain and file a revised opinion that does not include such an assumption with respect to the obligations of the Guarantors, or tell us why you believe that this assumption is necessary and appropriate.

2.   Please tell us why the following assumption included on page 4 of the opinion is necessary and appropriate: "For purposes of our opinions insofar as they relate to the Guarantors, we have assumed that the obligations of each of the Guarantors under the Guarantees are, and would be deemed by a court of competent jurisdiction to be, in furtherance of its corporate purposes, or necessary or convenient to the conduct, promotion or attainment of the business of the respective Guarantor and will benefit the respective Guarantor, directly or indirectly." In the alternative, please obtain and file a revised opinion that does not include such assumption.

3.   Please ensure that the revised legality opinion accurately reflects the relevant Guarantors. In that regard, ZaZa Energy Development, LLC is listed in the opinion as a Guarantor, but is not identified as a Guarantor in the registration statement.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Caroline Kim at (202) 551-3878 or Laura Nicholson at (202) 551-3237 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: J. Mark Metts
          Sidley Austin LLP